Exhibit 99.2

May 18, 2005

I.

CAMTEK LTD. ANNOUNCES 2005 FIRST QUARTER RESULTS

Quarterly revenues of $9.1 million, Net loss of $2.4 million

Expects Rebound and Reiterates Expectations of $16-18M for Second Quarter

MIGDAL HAEMEK, Israel - May 18, 2005 - Camtek Ltd. (NASDAQ: CAMT), today announced results for the first quarter ended March 31, 2005.

Revenues for the first quarter of 2005 were $9.1 million, down 30% from $13.1 million in the first quarter of 2004, and down 48% from $17.6 million in the fourth quarter of 2004. This was marginally above the guidance range issued on April 7th of between $8.5-9 million.

Gross profit margin for the first quarter of 2005 was 41.2%, compared to 53.3% for the first quarter of 2004, and 53.7% for the fourth quarter of 2004.

The Company reported an operating loss of $2.0 million, compared to operating income of $1.8 million in the first quarter of 2004 and operating income of $3.0 million in the fourth quarter of 2004.

Net loss for the first quarter of 2005 was $2.4 million, or $0.09 per share. This compares to net income of $1.3 million, or $0.05 per share, and to net income of $3.0 million, or $0.11 per share in the fourth quarter of 2004.

“As we previously forecast in our guidance and preliminary results announcement that we issued in April, our revenues this quarter represent a decline in sales to the PCB industry” commented Rafi Amit, Camtek’s CEO. “We attribute this decline to a manufacturing capacity correction after the stellar growth of 2004".

Mr. Amit continued, “We believe that the impact of these negative factors has now passed, and we are already seeing a significant rebound in orders from the PCB industry as well as continued growth in our sales to the semiconductor industry. Therefore, we reiterate our guidance that our revenues will return to the $16-18 million level for the second quarter.”

Mr. Amit concluded, “We are encouraged by the continued success of the Falcon, which showed an increase of 18% in sequential quarterly sales. This supports our believe that our business in the semiconductor inspection market will act to offset a reduced demand in AOI for PCB.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands US dollars, except share data)

	December 31, 2004	March 31, 2005

ASSETS

Current assets:
Cash and cash equivalents	9,141	7,004
Accounts receivable - trade, net of allowance of $2,236 and $2,296	22,078	16,914
Inventories	24,892	24,898
Due from affiliates	479	327
Other current assets	2,093	2,426

Total current assets	58,683	51,569

Fixed assets, net	9,960	9,995

	68,643	61,564

LIABILITIES

Current liabilities:
Short-term bank credit	2,335	2,687
Accounts payable	8,215	4,196
Other current liabilities	8,095	7,029

Total current liabilities	18,645	13,912

Accrued severance pay, net of amounts funded	222	222

Total liabilities	18,867	14,134

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,085,766 in 2004 and 28,090,266 in 2005, outstanding 27,074,147
in 2004 and 27,078,647 in 2005	125	125
Additional paid-in capital	43,732	43,740
Unearned compensation	(363)	(329)
Retained earnings	7,275	4,887
Treasury stock, at cost (1,011,619 shares in 2004 and 2005)	(993)	(993)

	49,776	47,430

	68,643	61,564

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands US dollars, except per share data)

	Year Ended December 31,	Three Month Period Ended March 31,
	2004	2004	2005

Revenues	67,419	13,075	9,141

Cost of revenues	31,361	6,112	5,374

Gross profit	36,058	6,963	3,767

Research and development costs	7,328	1,676	1,819
Selling, general and administrative expenses	15,953	3,513	3,975

Operating expenses	23,281	5,189	5,794

Aborted issuance expenses	1,122	-	-

Operating (loss) income	11,655	1,774	(2,027)

Financial and other income, net	(359)	66	(361)

(Loss) Income before income taxes	11,296	1,840	(2,388)

Provision for income taxes	(499)	(533)	-

Net (loss) income	10,797	1,307	(2,388)

Net (loss) income per ordinary share:

Basic	0.40	0.05	(0.09)

Diluted	0.39	0.05	(0.09)

Weighted average number of ordinary shares outstanding:

Basic	27,114	27,053	27,145

Diluted	27,800	27,867	27,687